UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________________
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
______________________________
ExactTarget, Inc.
(Name of Subject Company)
ExactTarget, Inc.
(Name of Persons Filing Statement)
______________________________
Common Stock, par value $0.0005 per share
(Title of Class of Securities)
30064K105
(CUSIP Number of Class of Securities)
______________________________
Scott D. Dorsey
Chief Executive Officer
ExactTarget, Inc.
20 North Meridian Street, Suite 200
Indianapolis, Indiana 46204
(317) 423-3928
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to

Howard B. Adler Christopher D. Dillon Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue N.W., Washington, DC 20036 (202) 955-8500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of ExactTarget, Inc. (the “Company”) by salesforce.com, inc. (“Parent”) and Excalibur Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”) pursuant to the terms of an Acquisition Agreement, dated June 3, 2013, by and among the Company, Parent and Merger Sub:

(i)	Letter to Company Employees;

(ii)	Letter to Company Clients;

(iii)	Letter to Company Partners; and

(iv)	Blog Post by Company CEO Scott Dorsey.

Each item listed above was first used or made available on June 4, 2013. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on June 4, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information
The tender offer described in the communications below has not yet commenced and this report is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company. At the time the tender offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Company stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Company and Parent file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
The communications below contain “forward-looking statements,” relating to the acquisition of the Company by Parent and Merger Sub. All statements other than historical facts included in this report, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of the Company’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the Company; that the integration of the Company’s business into Parent is not as successful as expected; the failure of Parent to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies’ periodic reports filed with the SEC including the factors set forth in the Company’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Parent and Merger Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this report. The Company undertakes no obligation to update the information provided herein. Additional information about the Company is available at www.exacttarget.com.

Letter to Company Employees

TO:    My Friends and Colleagues: The Employees of ExactTarget
FROM:    Scott D. Dorsey, CEO
DATE:    June 4, 2013
SUBJECT:    This Morning’s Press Release

I am pleased to share that salesforce.com Chairman, CEO and Founder Marc Benioff and I announced moments ago that we have entered into a definitive agreement under which salesforce.com will acquire ExactTarget. This is an enormous validation of the incredible company and team we've built.

Since our founding, we've been laser focused on helping marketers leverage data to create more relevant and effective digital marketing, and today's announcement creates even more opportunity to execute on that vision with our clients and partners around the world. The combination of ExactTarget's industry-leading marketing automation and campaign management capabilities with salesforce.com's leading social marketing solutions-listening with Radian 6, publishing with Buddy Media, and advertising with Social.com-will deliver the marketing platform of choice for CMOs. Together ExactTarget and salesforce.com will increase the value proposition for customers of both companies. ExactTarget customers will have access to new social marketing capabilities, and gain new opportunity to leverage salesforce.com's leading sales, service and platform solutions to transform their end-to-end customer experience. Joining salesforce.com will also accelerate our growth by providing dramatically increased customer and geographic reach and global operational scale.

The acquisition is expected to close late in salesforce.com's second fiscal quarter, ending July 31, 2013. Salesforce.com is committed to preserving our autonomy and will continue to invest in our team to capitalize on the multi-billion dollar global market opportunity ahead of us. ExactTarget will continue to operate as an independent organization headquartered in Indianapolis under my leadership. Our teams and the innovations we deliver from Indianapolis and around the world will play an incredibly strategic role in salesforce.com's realizing its vision for the Marketing Cloud. In fact, this acquisition is of such strategic importance that I will report directly to Marc Benioff, and together we will execute on our shared vision.

I know you have questions, and our teams are working closely together to answer as many as possible. This set of FAQs addresses the most common questions, and we'll host an All Hands Company Call at 9:30 a.m. (eastern) today to share more about this historic news. Look for an Outlook calendar invite soon with the details. You are welcome to dial into the salesforce.com call with investors at 8 a.m. (Eastern) this morning. You can stream the meeting live here . Later today, our leadership team will host meetings with you and your team to talk through today's news. If you have additional questions, please talk with your manager or contact our Chief Administrative Officer Traci Dolan at TDolan@ExactTarget.com. Please know, we may not have all the answers right now. The combined Salesforce.com and ExactTarget team are 100% committed to updating you throughout the process and preserving the open, transparent and entrepreneurial Orange culture that has made us an industry leader.

Later this morning, I will send a brief note to all of our clients and partners sharing this exciting news and providing them a link to today's press release. You can read the full client note here and the partner note here.

Since our founding, we've modeled our business after salesforce.com- from our focus on growth and client success to creating a great place to work and our commitment to philanthropy. Today, we begin the next chapter of global growth together, as we continue our laser focus on creating the platform of choice for CMOs.

Congratulations on today's historic news and thank you for your continued commitment to making ExactTarget a digital marketing leader. Until the transaction is completed, we will remain a standalone public company, and must continue to focus on delivering a great second quarter by providing the world-class customer service and innovations that have become a hallmark of ExactTarget.

Best,
Scott
@ScottDorsey

Additional Information and Where to Find It
The transaction discussed in the communication above contemplates a first-step tender offer followed by a back-end merger. The tender offer has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of ExactTarget. At the time the tender offer is commenced, Salesforce.com will file with the SEC a Tender Offer Statement on Schedule TO, and ExactTarget will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ExactTarget stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC's website at www.sec.gov . Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, ExactTarget and Salesforce.com file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
The communication above contains "forward-looking statements," relating to the acquisition of ExactTarget by Salesforce.com. All statements other than historical facts included in this communication, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties' expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of ExactTarget's stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to ExactTarget; that the integration of ExactTarget's business into Salesforce.com is not as successful as expected; the failure of Salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the company's control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies' periodic reports filed with the SEC including the factors set forth in ExactTarget's most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Salesforce.com, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by ExactTarget. These forward-looking statements reflect ExactTarget's expectations as of the date of this communication. ExactTarget undertakes no obligation to update the information provided herein. Additional information about ExactTarget is available at www.ExactTarget.com.

Answers to possible questions:

1.	What does this announcement mean and what are the next steps?
Salesforce.com has entered into a definitive agreement to acquire ExactTarget. Pending shareholder approval and other customary conditions, the acquisition is expected to close late in late in salesforce.com's secondfiscal quarter, ending July 31, 2013.. This is a tremendous validation of the incredible company and team we've built. While it's still early in the process, Scott Dorsey and the entire ExactTarget leadership team are 100% committed to updating you at every step of the process and preserving the open, transparent and entrepreneurial Orange culture that has made ExactTarget an industry leader.

2.	Why is this good for ExactTarget and our clients?
We've set a bold vision for growth and innovation, and this gets us there faster. The combination of ExactTarget's industry-leading marketing automation and campaign management capabilities with salesforce.com's leading social marketing solutions-listening with Radian 6, publishing with Buddy Media, and advertising with Social.com-will deliver the marketing platform of choice for CMOs. Together

ExactTarget and salesforce.com will increase the value proposition for customers of both companies. ExactTarget customers will have access to new social marketing capabilities, and gain new opportunities to leverage salesforce.com's leading sales, service and platform solutions to transform their end-to-end customer experience. Joining Salesforce.com will also accelerate our growth by providing dramatically increased customer and geographic reach and global operational scale.

3.	Why is this good for Salesforce?
Salesforce.com's acquisition of ExactTarget furthers its mission of being the world's leading CRM platform-one that enables companies to transform how they connect to their customers across sales, service, and marketing. By combining ExactTarget's industry-leading marketing automation and campaign management capabilities with Salesforce.com's leading social marketing solutions -- including listening with Radian 6, publishing with Buddy Media, and advertising with Social.com -- we will deliver the marketing platform of choice for CMOs and enable companies to connect with their customers in entirely new ways across email, social, mobile and the web.

4.	What is their Leadership like?
Salesforce.com prides itself not only on award-winning technology, but also on the talent of its people. The company thrives under the guidance and leadership of some of the brightest minds and most experienced executives in the technology industry. And all of salesforce.com's leaders have a common management strategy: being Aloha! The Hawaiian attitude of friendship and honesty is infused through the culture and leadership of salesforce.com. This is manifested with the leadership being very transparent and open with employees, having an open door policy where all employees are encouraged to connect with anyone regardless of position or experience and making all employees feel they are part of the salesforce.com family.

5.	What are they like as a company? Culture? Strategy?
One of the most popular sayings at Salesforce.com is salesforceis a Team Sport.” Salesforce.com achieves that environment by being collaborative, transparent, and most importantly, trusted. Trust is salesforce.com's #1 value, and that extends to employees, customers and partners. Headquartered in San Francisco with offices around the globe, salesforce.com attracts talent from around the world with the opportunity to excel in a fast-paced atmosphere and to be surrounded by peers and leaders that inspire, motivate and innovate. The employees that work at salesforce.com are entrepreneurial, resourceful, and results-oriented. They offer employees the opportunity to work hard in a place where hard work is rewarded, contribute to projects where contributions count, and grow in a company where growth knows no boundaries. But perhaps the best testament to what the culture represents is the Salesforce.com Foundation. Employees are encouraged to give back to the community by getting time off to spend on volunteer activities. Recent awards include:

•	World's Most Admired Company, Computer Software, Fortune (2013)

•	World's Most Innovative Company, Forbes (2011, 2012)

•	#19 on Fortune's Best Places to Work list (roughly 10,000 employees)

6.	Will we continue to be headquartered in Indianapolis?
ExactTarget will continue to operate as an independent organization headquartered in Indianapolis under the leadership of ExactTarget Chairman, CEO and Co-Founder Scott Dorsey. Salesforce.com is committed to preserving our autonomy and investing in our team to capitalize on the multi-billion dollar global market opportunity ahead of us. Our teams and the innovations we deliver from Indianapolis and around the world will play an incredibly strategic role in helping salesforce.com realize its vision for the Marketing Cloud. In fact, this acquisition is of such strategic importance that Scott Dorsey will report directly to salesforce.com's CEO Marc Benioff.

7.	What happens to my benefits?
We and salesforce.com are committed to providing the tremendous benefits that have made ExactTarget such a great place to work, including the great health care and other benefits that you have come to enjoy and rely upon.

8.	What does this mean for my job?
Salesforce.com is committed to preserving our autonomy and investing in our team to capitalize on the multi-billion dollar global market opportunity ahead of us. Until the transaction is completed, we will remain a standalone public company, and must continue to focus on delivering a great second quarter by providing the world-class customer service and innovations that have become a hallmark of ExactTarget. Scott Dorsey and the entire ExactTarget leadership team will provide updates on the progress at every step of the transaction.

9.	What does this mean for my stock options?
Your options will continue to vest on the same schedule until the transaction is officially closed. Given we are in an open trading window, most employees will be able to exercise and trade their shares until market close on June 21. After that, we will enter a trading black out period, which will remain until the earlier of the transaction closing or two days after our Q2 earnings announcement. All vested options under our 2008 plan (including those that vest at closing) not exercised before closing will be converted to cash when the transaction closes, and all options under our 2004 plan will either be converted to cash or into salesforce.com options as elected by the employee. All unvested options of continuing employees will be replaced with options in salesforce.com common stock at the same value and will remain on the same vesting schedule.

10.	What does this mean for our clients and what can I tell them?
We've set a bold vision for growth and innovation, and this gets us there faster. The combination of ExactTarget's industry-leading marketing automation and campaign management capabilities with salesforce.com's leading social marketing solutions-listening with Radian 6, publishing with Buddy Media, and advertising with Social.com-will deliver the marketing platform of choice for CMOs. Salesforce.com is committed to investing in our team to capitalize on the multi-billion dollar global market opportunity ahead of us. ExactTarget will continue to operate as an independent organization headquartered in Indianapolis under Scott Dorsey's leadership. Feel free to share your excitement and remind customers that it is still very early in the process. Scott Dorsey will send clients and partners an email June 4 detailing the news. You can read the client communication and partner communications at www.salesforce.com/exacttarget.

11.	What should I do now and what changes should I expect?
The best thing to do now is to continue doing what has served us so well for nearly 13 years - focus on delivering the world-class service and digital marketing innovations that have become synonymous with ExactTarget. Until the transaction is completed, we will remain a standalone public company, and must continue to focus on delivering a great second quarter by providing the world-class customer service and innovations that have become a hallmark of ExactTarget.

12.	What does this mean for our relationships with our partners, technology companies and vendors?
Since our founding, we've been laser focused on helping marketers leverage data to create more relevant and effective digital marketing, and this creates even more opportunity to execute on that vision with our clients and partners. Our commitment to providing CMOs a powerful digital marketing platform to integrate and aggregate data from any source remains unchanged. While it is early in the process, we believe our focus on integrations will continue to grow as we work together to create the platform of choice for CMOs. Delivering innovations like HubExchange and Pardot Enterprise become even more important as our teams work together on our combined vision. As for our network of vendors, they have played a key role in advancing our products and company over the years, and they will continue to be an integral part of our team. While it's too early to know what our relationships may look like with our vendor partners, it is clear salesforce.com is committed to investing in our team to provide the tools, technologies and resources to fuel our growth and innovation.

13.	How will this change what products we develop and sell?
We're still early in the process. For the time being, its business as usual. Since our founding, we've been laser focused on helping marketers leverage data to create more relevant and effective digital marketing, and this creates even more opportunity to execute on that vision with our clients. Our products are entirely complementary.

14.	Who can I talk with if I have additional questions?
Traci Dolan, our Chief Administrative Officer, is the best point of contact for questions about today's announcement and how it may affect you. You may reach Traci at tdolan@ExactTarget.com.

Letter to Company Clients

TO:    Clients of ExactTarget, Inc.
FROM:    Scott D. Dorsey, CEO
DATE:    June 4, 2013
SUBJECT:    ExactTarget and salesforce.com

I am pleased to share that earlier today salesforce.com Chairman, CEO and Founder Marc Benioff and I announced that we have entered into a definitive agreement under which salesforce.com will acquire ExactTarget. This is exciting news for the entire ExactTarget family - especially our clients.

Since our founding, we've been laser focused on helping marketers leverage data to create more relevant and effective digital marketing, and today's announcement creates even more opportunity to execute on that vision with you. The combination of ExactTarget's industry-leading marketing automation and campaign management capabilities with salesforce.com's leading social marketing solutions-listening with Radian 6, publishing with Buddy Media, and advertising with Social.com-will deliver the marketing platform of choice for CMOs.

The combination of ExactTarget and salesforce.com will increase the value proposition for customers of both companies. For ExactTarget clients like you, this will provide even greater access to new social marketing capabilities and enable you to more easily leverage salesforce.com's leading sales, service and platform solutions to transform their end-to-end consumer experience.

Salesforceshares our passion for marketing, and their customer company vision aligns with our commitment to helping clients create closer relationships with their customers. Salesforce.com is committed to preserving our autonomy and investing in our team to deliver the next generation of digital marketing solutions. While the transaction is still subject to shareholder approval and other customary closing conditions, the acquisition is expected to close late in salesforce.com's second fiscal quarter, ending July 31, 2013.

Our teams are working closely together, and we've created www.salesforce.com/exacttarget to answer many of the most common questions that you may have about the transaction. Please know, we may not have all the answers immediately, but we are committed to preserving the open, transparent and entrepreneurial Orange culture and industry-leading innovations that you have come to trust.

Thank you for choosing ExactTarget. Clients have always been at the heart of everything we do, and I am confident that this new chapter will provide you even greater resources.

Best,
Scott

Scott Dorsey
ExactTarget Chairman, CEO & Co-Founder

Additional Information and Where to Find It
The transaction discussed in the communication above contemplates a first-step tender offer followed by a back-end merger. The tender offer has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of ExactTarget. At the time the tender offer is commenced, Salesforce.com will file with the SEC a Tender Offer Statement on Schedule TO, and ExactTarget will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ExactTarget stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC's website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, ExactTarget and Salesforce.com file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-

SEC-0330 for further information on the public reference room. The parties' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
The communication above contains “forward-looking statements,” relating to the acquisition of ExactTarget by Salesforce.com. All statements other than historical facts included in this communication, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties' expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of ExactTarget's stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to ExactTarget; that the integration of ExactTarget's business into Salesforce.com is not as successful as expected; the failure of Salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the company's control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies' periodic reports filed with the SEC including the factors set forth in ExactTarget's most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Salesforce.com, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by ExactTarget. These forward-looking statements reflect ExactTarget's expectations as of the date of this communication. ExactTarget undertakes no obligation to update the information provided herein. Additional information about ExactTarget is available at www. ExactTarget.com.

Letter to Company Partners

TO:    Partners of ExactTarget, Inc.
FROM:    Scott D. Dorsey, CEO
DATE:    June 4, 2013
SUBJECT:    ExactTarget and salesforce.com

I am pleased to share that earlier today salesforce.com Chairman, CEO and Founder Marc Benioff and I announced that we have entered into a definitive agreement under which salesforce.com will acquire ExactTarget. This is exciting news for the entire ExactTarget family - especially our partners.

Since our founding, we've been laser focused on helping marketers leverage data to create more relevant and effective digital marketing, and today's announcement creates even more opportunity to execute on that vision with you. The combination of ExactTarget's industry-leading marketing automation and campaign management capabilities with salesforce.com's leading social marketing solutions-listening with Radian 6, publishing with Buddy Media, and advertising with Social.com-will deliver the marketing platform of choice for CMOs.

We believe the combination of ExactTarget and salesforce.com will increase the value proposition for our customers and partners around the world by providing even greater access to new social marketing capabilities and enabling you to more easily leverage salesforce.com's leading sales, service and platform solutions to transform your end-to-end customer experience. The combination of ExactTarget and salesforce.com will also dramatically increase our geographic reach and global operational scale, creating even more opportunities for our clients and partners. We also believe that our focus on partnerships and integrations will only continue to grow as a part of the salesforce.com, as we will work to further their mission of being world's leading CRM platform-one that enables companies to transform how they connect to their customers across sales, service, and marketing.

Salesforce.com shares our passion for marketing, and their customer company vision aligns with our commitment to helping clients create closer relationships with their customers. Salesforce.com is committed to preserving our autonomy and investing in our team to deliver the next generation of digital marketing solutions. While the transaction is still subject to shareholder approval and other customary closing conditions, we believe the acquisition is expected to close late in salesforce.com's second fiscal quarter, ending July 31, 2013.

Our teams are working closely together, and we've created www.salesforce.com/exacttarget to answer many of the most common questions you may have about the transaction. Please know that while we may not have all the answers immediately, we are committed to preserving the open, transparent and entrepreneurial Orange culture and industry-leading innovations that you have come to know and rely upon.

Thank you for your partnership with ExactTarget. Today begins an exciting new chapter as we work together to create the future of marketing.

Best,
Scott

Scott Dorsey
ExactTarget Chairman, CEO & Co-Founder

Additional Information and Where to Find It
The transaction discussed in the communication above contemplates a first-step tender offer followed by a back-end merger. The tender offer has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of ExactTarget. At the time the tender offer is commenced, Salesforce.com will file with the SEC a Tender Offer Statement on Schedule TO, and ExactTarget will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ExactTarget stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC's website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, ExactTarget and Salesforce.com file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
The communication above contains “forward-looking statements,” relating to the acquisition of ExactTarget by Salesforce.com. All statements other than historical facts included in this communication, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties' expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of ExactTarget's stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to ExactTarget; that the integration of ExactTarget's business into Salesforce.com is not as successful as expected; the failure of Salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the company's control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies' periodic reports filed with the SEC including the factors set forth in ExactTarget's most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Salesforce.com, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by ExactTarget. These forward-looking statements reflect ExactTarget's expectations as of the date of this communication. ExactTarget undertakes no obligation to update the information provided herein. Additional information about ExactTarget is available at www. ExactTarget.com.

Blog Post by Company CEO Scott Dorsey

Salesforce.com Signs Agreement to Acquire ExactTarget

Earlier today, salesforce.com announced it has entered into a definitive agreement to acquire ExactTarget. This is exciting news for the entire ExactTarget family!

Since our founding, we've been laser focused on helping marketers leverage data to create more relevant and effective digital marketing, and today's announcement creates even more opportunity to execute on that vision with our clients and partners around the world. The combination of ExactTarget's industry-leading marketing automation and campaign management capabilities with salesforce.com's leading social marketing solutions-listening with Radian 6, publishing with Buddy Media, and advertising with Social.com-will deliver the marketing platform of choice for CMOs.

The combination of ExactTarget and salesforce.com will increase the value proposition for customers of both companies. For ExactTarget clients and partners, this will provide even greater access to new social marketing capabilities and enable you to more easily leverage salesforce.com's leading sales, service and platform solutions to transform their end-to-end customer experience. We believe this will also dramatically increase our geographic reach and global operational scale.

Salesforce.com shares our passion for marketing, and their customer company vision aligns with our commitment to helping clients create closer relationships with their customers. Salesforce.com is committed to preserving our autonomy and investing in our team to deliver the next generation of digital marketing solutions. ExactTarget will continue to operate as a stand-alone business headquartered in Indianapolis under my leadership.

While the transaction is still subject to shareholder approval and other customary closing conditions, the acquisition is expected to close late in salesforce.com's second fiscal quarter, ending July 31, 2013. Our teams are working closely together, and we've created www.salesforce.com/exacttarget to answer many of the most common questions you may have about the transaction. Please know, we may not have all the answers immediately, but we are committed to preserving the open, transparent and entrepreneurial Orange culture and industry-leading innovations that you have come to trust.

Congratulations to our employees, clients and partners on today's historic news. It's an enormous validation of the incredible company and team we've built. Thank you for your continued commitment to making ExactTarget a leader in digital marketing.

Additional Information and Where to Find It
The transaction discussed in the communication above contemplates a first-step tender offer followed by a back-end merger. The tender offer has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of ExactTarget. At the time the tender offer is commenced, Salesforce.com will file with the SEC a Tender Offer Statement on Schedule TO, and ExactTarget will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ExactTarget stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC's website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, ExactTarget and Salesforce.com file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
The communication above contains “forward-looking statements,” relating to the acquisition of ExactTarget by Salesforce.com. All statements other than historical facts included in this communication, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties' expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of ExactTarget's stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to ExactTarget; that the integration of ExactTarget's business into Salesforce.com is not as successful as expected; the failure of Salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the company's control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies' periodic reports filed with the SEC including the factors set forth in ExactTarget's most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Salesforce.com, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by ExactTarget. These forward-looking statements reflect ExactTarget's expectations as of the date of this communication. ExactTarget undertakes no obligation to update the information provided herein. Additional information about ExactTarget is available at www. ExactTarget.com.